EXHIBIT 99.1

Brookfield Business Corporation Reports Third Quarter 2026 Results

BROOKFIELD, News, Nov. 05, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) announced today financial results for the quarter ended September 30, 2026.

"We recently agreed to sell a further 20% of La Trobe Financial. In that investment we have returned twice our invested capital to date, and still own over half our original ownership. This lifted total proceeds from asset sales and distributions to approximately $1.4 billion this year," said Anuj Ranjan, CEO of Brookfield Business Corporation.

He added, "Today, our business is generating substantial proceeds from sales of mature assets, while at the same time accretively redeploying capital into higher returning new investments. Over the past few months, we agreed to acquire Reliance Worldwide Corporation and completed our acquisitions of World Freight Company and Gregg Distributors. While the current interest rate and inflation environment is tough for some businesses, it suits our model of investing in cash-generative, essential businesses that underpin the global economy and we know how to improve. We head into year-end with positive momentum and the flexibility to keep compounding value for our shareholders."

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per share amounts), unaudited	2026	2025	2026	2025
Net income (loss) attributable to Shareholders[1]	$18	$(59)	$95	$47
Net income (loss) per Class A Share[2]	$0.09	$(0.28)	$0.46	$0.22

Adjusted EBITDA[3]	$594	$575	$1,763	$1,757

Brookfield Business Corporation reported net income attributable to Shareholders for the three months ended September 30, 2026 of $18 million ($0.09 per Class A Share), compared to net loss of $59 million (loss of $0.28 per Class A Share) in the prior period.

Operating Results

Third quarter results reflected resilient cash flows across our businesses, contribution from recent acquisitions and continued execution of our operational improvement plans. Adjusted EBITDA was $594 million during the quarter, compared to $575 million in the prior period.

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2026	2025	2026	2025
Industrials	$348	$316	$991	$927
Business Services	204	188	616	606
Infrastructure Services	76	104	262	317
Corporate	(34)	(33)	(106)	(93)
Adjusted EBITDA	$594	$575	$1,763	$1,757

Our Industrials segment generated $348 million of Adjusted EBITDA, an increase of approximately 8% over the prior year excluding the impact of acquisitions and dispositions. Our advanced energy storage operation continued to perform strongly and our water and wastewater business delivered double-digit EBITDA growth, reflecting the resilient, cash-generative nature of businesses that provide essential products and services.

Business Services segment Adjusted EBITDA was $204 million, an increase of approximately 3% over the prior year excluding the impact of acquisitions and dispositions. Our dealer software and technology services business grew year over year and our Canadian residential mortgage insurer continued to benefit from resilient first-time homebuyer demand, supporting stable, high-quality cash flows.

Infrastructure Services segment Adjusted EBITDA was $76 million. Our work access services business benefited from higher fleet utilization and the successful execution of commercial initiatives. These gains were more than offset by weak industry conditions and higher expected costs on select international systems contracts at our lottery services business. The business is delivering a record number of implementations, and we are taking targeted action to strengthen execution to ensure a corresponding growth in profitability. Prior period results included our offshore oil services business, which completed the sale of its remaining operations in July 2026, in line with our strategy of recycling capital out of mature assets.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2026	2025	2026	2025
Adjusted EFO
Industrials	$224	$184	$652	$468
Business Services	218	126	461	348
Infrastructure Services	(37)	41	13	245
Corporate	(68)	(67)	(221)	(198)

Capital Recycling and Deployment

We continue to progress our capital recycling initiatives, generating approximately $1.4 billion of proceeds from asset sales and distributions since the beginning of the year, and are on track to exceed our target of $2 billion over two years.

  In October, we reached an agreement to sell an additional 20% interest in La Trobe Financial, our Australian asset manager and lender, at the same valuation as the 27% interest sold earlier this year. Our share of proceeds from the partial sale is expected to be approximately $110 million. Together with the partial interest sold earlier this year, and distributions received to date, we have generated approximately $420 million in cumulative proceeds, representing an approximate 2x realized multiple on our invested capital in four and a half years while retaining more than half of our original ownership. The transaction is expected to close in the first quarter of 2027, subject to customary regulatory approvals.
  Subsequent to quarter end, we closed our previously announced sale of Multiplex, our construction operation, for approximately $500 million of cash proceeds on closing. The transaction completes our exit from our last significant legacy business, allowing us to redeploy capital into businesses more aligned with our long-term strategy to compound capital.
  During the quarter, our residential mortgage insurer paid distributions, including a special distribution, of which our share was approximately $90 million. Since our initial investment in December 2019, we have received approximately $1.2 billion of distributions from the business, representing a 1.4x realized multiple of our original investment.

We also continue to redeploy capital from mature investments into higher-returning new opportunities. During and subsequent to quarter end, we agreed to acquire Reliance Worldwide Corporation and closed our previously announced acquisitions of World Freight Company and Gregg Distributors. Across these businesses, our operational capabilities can drive meaningful margin expansion and growth in cash flow.

  In September, alongside a number of institutional partners, we agreed to acquire Reliance Worldwide Corporation, a global manufacturer of plumbing and heating solutions, with leading brands in push-to-connect fittings for plumbing systems. Subject to customary closing conditions, including shareholder, regulatory and government approvals, BBUC’s share of the equity investment is expected to be approximately $225 million for a 15% economic interest.
  During the quarter, we closed our previously announced acquisition of World Freight Company, the world’s largest global air freight services provider. BBUC’s share of the equity commitment was approximately $173 million for a 25% economic interest.
  Subsequent to quarter end, we closed our previously announced acquisition of Gregg Distributors, a leading industrial maintenance, repair and operations distributor primarily serving Western Canada. BBUC's share of the equity investment was approximately $145 million for a 31% economic interest.

Balance Sheet and Capital Allocation

Our balance sheet is strong, providing significant flexibility to fund growth and opportunistically return capital to shareholders.

  Since launching our share buyback program in early 2025, we have repurchased over $335 million of shares, supported by our strong balance sheet and the substantial proceeds we have generated from our capital recycling initiatives. We remain disciplined in our approach to capital allocation and will continue to evaluate share repurchases alongside opportunities to deploy capital to fund our future growth.
  We ended the quarter with approximately $2.0 billion of available liquidity. Pro forma for announced and recently closed transactions, available liquidity is approximately $2.7 billion, providing significant flexibility to support our growth and capital allocation priorities.

Dividend Declaration

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per Class A Share, payable on December 31, 2026 to shareholders of record as at the close of business on November 30, 2026.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim condensed consolidated financial statements contained herein.

Brookfield Business Corporation's Supplemental Information is available on our website https://bbuc.brookfield.com under Reports & Filings.

Notes:
1	Attributable to Class A subordinate voting shareholders, Class B multiple voting shareholders, and special incentive shareholders. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders.
2	Net income (loss) per Class A Share calculated as net income (loss) attributable to Class Ashareholdersdivided by the weighted average number of Class A Shares outstanding for thethree and ninemonths endedSeptember 30, 2026, which were205.3 millionand206.4 million, respectively (September 30, 2025:210.4 millionand212.2 million, respectively, adjusted for the corporate reorganization completed in March 2026). Comparative figures have been restated to conform to the current year's presentation.
3	Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The Corporation believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Corporation's operations and excludes items that the Corporation believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
4	Adjusted EFO is the Corporation's segment measure of profit or loss and is presented as net income and equity accounted income at the Corporation's economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The Corporation's economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the Corporation's operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the Corporation's operations and that are one-time or non-recurring and not directly tied to the Corporation's operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the Corporation's operations. Adjusted EFO allows the Corporation to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Corporation to evaluate the performance of its segments on a levered basis.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows, and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Corporation's previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbuc.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Simon Maine Tel: +1 (332) 298 0447 Email: simon.maine@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts, and other interested parties can access Brookfield Business Corporation's third quarter 2026 results as well as the Supplemental Information on our website https://bbuc.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on November 5, 2026 at 10:00 a.m. Eastern Time at BBUC2026Q3Webcast or participants can preregister at BBUC2026Q3ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbuc.brookfield.com.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2026		December 31, 2025

Assets
Cash and cash equivalents		$3,323		$3,546
Financial assets		15,834		12,483
Accounts and other receivable, net		7,634		7,725
Inventory and other assets		4,933		4,594
Property, plant and equipment		9,616		11,013
Deferred income tax assets		2,115		2,083
Intangible assets		17,657		18,513
Equity accounted investments		2,215		2,494
Goodwill		13,238		13,310
Total Assets		$76,565		$75,761

Liabilities and Equity
Liabilities
Corporate borrowings		$1,539		$1,325
Accounts payable and other		12,747		14,188
Non-recourse borrowings in subsidiaries of the Corporation		44,291		42,424
Deferred income tax liabilities		2,314		2,513

Equity
Class A shareholders[1]	$5,537		$5,451
Non-controlling interests attributable to:
Preferred securities	740		740
Interest of others in operating subsidiaries	9,397		9,120
		15,674		15,311
Total Liabilities and Equity		$76,565		$75,761

Notes:
1	For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2026	2025	2026	2025

Revenues	$6,995	$6,919	$19,928	$20,363
Direct operating costs	(5,623)	(5,663)	(15,973)	(16,530)
General and administrative expenses	(311)	(278)	(896)	(860)
Interest income (expense), net	(737)	(784)	(2,242)	(2,355)
Equity accounted income (loss)	4	8	9	23
Impairment reversal (expense), net	—	—	5	(14)
Gain (loss) on dispositions, net	(60)	105	(59)	325
Other income (expense), net	17	(462)	(129)	(648)
Income (loss) before income tax	285	(155)	643	304
Income tax (expense) recovery
Current	(97)	(130)	(354)	(446)
Deferred	54	163	262	411
Net income (loss)	$242	$(122)	$551	$269
Attributable to:
Class A shareholders[1]	$18	$(59)	$95	$47
Non-controlling interests attributable to:
Preferred securities	13	13	39	39
Interest of others in operating subsidiaries	211	(76)	417	183

Notes:
1	For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership units, redemption-exchange units and exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

	Three Months Ended September 30, 2026
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$145	$(201)	$339	$(41)	$242

Add or subtract the following:
Depreciation and amortization expense	201	171	374	—	746
Gain (loss) on dispositions, net	—	60	—	—	60
Other income (expense), net[1]	(46)	(6)	30	5	(17)
Income tax (expense) recovery	(2)	3	64	(22)	43
Equity accounted income (loss)	(2)	(1)	(1)	—	(4)
Interest income (expense), net	204	146	363	24	737
Equity accounted Adjusted EBITDA[2]	37	26	35	—	98
Amounts attributable to non-controlling interests[3]	(333)	(122)	(856)	—	(1,311)
Adjusted EBITDA	$204	$76	$348	$(34)	$594

Notes:
1	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $72 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $27 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $15 million of gains on debt modification and extinguishment, $5 million of transaction costs, and $12 million of other income.
2	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

	Nine Months Ended September 30, 2026
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$403	$(487)	$781	$(146)	$551

Add or subtract the following:
Depreciation and amortization expense	591	529	1,161	—	2,281
Impairment reversal (expense), net	—	(5)	—	—	(5)
Gain (loss) on dispositions, net	(1)	60	—	—	59
Other income (expense), net[1]	(175)	47	244	13	129
Income tax (expense) recovery	65	9	64	(46)	92
Equity accounted income (loss)	(13)	(5)	9	—	(9)
Interest income (expense), net	638	450	1,081	73	2,242
Equity accounted Adjusted EBITDA[2]	104	85	97	—	286
Amounts attributable to non-controlling interests[3]	(996)	(421)	(2,446)	—	(3,863)
Adjusted EBITDA	$616	$262	$991	$(106)	$1,763

Notes:
1	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include$193 millionof net revaluation gains,$131 millionof business separation expenses, stand-up costs and restructuring charges,$105 millionof expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations,$25 millionof transaction costs,$24 millionof net gains on debt modification and extinguishment, and$85 millionof otherexpenses.
2	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

	Three Months Ended September 30, 2025
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$69	$(255)	$88	$(24)	$(122)

Add or subtract the following:
Depreciation and amortization expense	189	185	398	—	772
Gain (loss) on dispositions, net	(105)	—	—	—	(105)
Other income (expense), net[1]	43	169	248	2	462
Income tax (expense) recovery	47	(3)	(46)	(31)	(33)
Equity accounted income (loss)	(10)	(8)	10	—	(8)
Interest income (expense), net	216	151	397	20	784
Equity accounted Adjusted EBITDA[2]	27	32	24	—	83
Amounts attributable to non-controlling interests[3]	(288)	(167)	(803)	—	(1,258)
Adjusted EBITDA	$188	$104	$316	$(33)	$575

Notes:
1	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $187 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $115 million of net losses on debt modification and extinguishment, $56 million of net revaluation losses, $43 million of business separation expenses, stand-up costs and restructuring charges, $14 million of loss recognized on the partial sale of an interest in the Corporation’s work access services operation, and $47 million of other expenses.
2	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Nine Months Ended September 30, 2025
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$322	$(272)	$328	$(109)	$269

Add back or deduct the following:
Depreciation and amortization expense	619	525	1,125	—	2,269
Impairment reversal (expense), net	—	—	14	—	14
Gain (loss) on dispositions, net	(111)	(214)	—	—	(325)
Other income (expense), net[1]	(89)	166	570	1	648
Income tax (expense) recovery	74	32	(21)	(50)	35
Equity accounted income (loss)	(18)	14	(19)	—	(23)
Interest income (expense), net	684	442	1,164	65	2,355
Equity accounted Adjusted EBITDA[2]	79	105	59	—	243
Amounts attributable to non-controlling interests[3]	(954)	(481)	(2,293)	—	(3,728)
Adjusted EBITDA	$606	$317	$927	$(93)	$1,757

Notes:
1	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $383 million of expenses related to employee incentive payments linked to the realization of value at the Corporation’s operations, $236 million of net gain recognized upon deconsolidation of the Corporation’s healthcare services operation, $179 million of business separation expenses, stand-up costs and restructuring charges, $165 million of net revaluation losses, $137 million of net losses on debt modification and extinguishment, $125 million of unrealized gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $40 million of transaction costs, $14 million of loss recognized on the partial sale of an interest in the Corporation’s work access services operation, and $91 million of other expenses.
2	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
3	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, expected future dividends, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in the annual report for the year ended December 31, 2025 filed by Brookfield Business Corporation on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Corporation and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Corporation are inclusive of its subsidiaries, controlled affiliates, and operating entities. Shareholders' results include class A subordinate voting shares, class B multiple voting shares, and special incentive shares. For the periods prior to the completion of the corporate reorganization on March 27, 2026, reflects amounts previously attributable to limited partnership unitholders, redemption-exchange unitholders, exchangeable shareholders, general partnership unitholders, and special limited partnership unitholders. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the third quarter ended September 30, 2026 furnished on Form 6-K.